

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2023

Marc Balkin
Chief Executive Officer
Newcourt Acquisition Corp
2201 Broadway
Suite 705
Oakland , CA

> **Re: Newcourt Acquisition Corp**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **Filed March 23, 2023**
> **File No. 001-40929**

Dear Marc Balkin:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences